Christian O. Nagler To Call Writer Directly: (212) 446-4660 cnagler@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-6460

September 10, 2014

Via EDGAR

Ms. Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Travelport Worldwide Limited Amendment No. 2 to Registration
Statement on Form S-1 Filed August 18, 2014
File No. 333-196506

Dear Ms. Nguyen:

On behalf of our client Travelport Worldwide Limited, a company organized and existing under the laws of Bermuda (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Amendment No. 2 to Registration Statement on Form S-1 of the Company, filed on August 18, 2014 (the “Registration Statement”).

Amendment No. 3 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Gordon A. Wilson, the President and Chief Executive Officer of the Company, dated September 2, 2014, from the staff of the Commission (the “Staff”). In addition, Amendment No. 3 updates certain of the disclosures contained in the Registration Statement. The numbered paragraph below sets forth the Staff’s comment together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Chicago       Hong Kong       London       Los Angeles       Munich       Palo Alto       San Francisco       Shanghai       Washington, D.C.

Registration Statement on Form S-1

Recent Developments, page 13

1.	Staff’s comment: We note your disclosure of recent developments, including the sale of substantially all of your shares of Orbitz Worldwide, various debt for equity exchanges, and a planned debt refinancing. Please tell us what consideration you have given to providing pro forma financial information reflecting these transactions. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 50 through 57 to provide pro forma financial information reflecting these transactions as required by Regulation S-X.

*        *        *         *

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4660.

Sincerely,

/s/ Christian O. Nagler
Christian O. Nagler, Esq.

cc:	Eric J. Bock, Esq.
Travelport Worldwide Limited

Joshua N. Korff, Esq.
Kirkland & Ellis LLP

Gregory A. Fernicola, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP